July 27, 2010

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.

Form 10-K for the Year Ended March 31, 2010

File No. 001-8529

Dear Mr. O’Brien:

As requested by the staff of the Securities and Exchange Commission in its letter dated June 29, 2010 concerning the Company's Form 10-K for the fiscal year ended March 31, 2010, we previously submitted a response letter dated July 19, 2010.  This letter is intended to further address Comment 3 therein by providing a revised response.

May 10, 2010 Form 8-K

Comment 3:

Given that the title "cash income, as adjusted" can easily be interpreted as a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing "cash income, as adjusted" as a performance measure. Also, the use of the word "cash" in the measure's title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. If you maintain that "cash income, as adjusted" is indeed not a liquidity measure, then please prospectively change the title of this measure to delete the word "cash."  Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts, and to delete the "cash income" per share data. See the corresponding guidance in C&DI sections 102.05-.07 available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Revised Response:

As a result of this comment and further deliberation, we will rename “cash income, as adjusted”, to “adjusted income”.  This supplemental non-GAAP disclosure continues to be a performance measure and not a liquidity measure, as previously described in Legg Mason’s filings that have disclosed cash income.  Our prior response to Comment 3 in our letter dated July 19, 2010 is no longer applicable.

In connection with our response to your comment letter, we continue to acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Theresa McGuire (410-454-3640) or me (212-805-2112).

Sincerely,

/s/ Terrence J. Murphy

Terrence J. Murphy

Chief Financial Officer

cc:

Melissa N. Rocha and Al Pavot, U.S. Securities and Exchange Commission, Division of Corporation Finance